July 1, 2008

Via EDGAR

Mr. John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          Carter’s, Inc.
Form 10-K for the year ended December 29, 2007
Filed February 27, 2008
File No. 001-31829

Dear Mr. Reynolds:

On behalf of Carter’s, Inc. (the “Company”), we set forth below the response to your June 19, 2008 letter to the Company.

Signatures

Comment 1:  Your Form 10-K must be signed by your controller or principal accounting officer. See Instruction D(2)(a) to Form 10-K.  Please confirm that future filings on Form 10-K will include this signature.

Response:  The Company confirms that its future filings will include the signature of the controller or principal accounting officer and will indicate the same.  The Company notes for the Staff’s information that Michael D. Casey, who signed the Form 10-K as the Company’s Chief Financial Officer, was also the Company’s principal accounting officer at the time the
Form 10-K was filed.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the foregoing, please call me at (404) 745-2957.

Very truly yours,

/s/ Brendan M. Gibbons

Brendan M. Gibbons
Vice President, General Counsel and Secretary